Third Quarter Earnings Presentation The Bank of N.T. Butterfield & Son Limited October 29, 2020

Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at https://www.sec.gov. Any forward- looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. 2

Agenda and Overview Presenters Agenda Butterfield Overview Michael Collins • Overview • Leading Bank in Attractive Markets Chairman and Chief Executive Officer • Third Quarter 2020 Highlights • Strong Capital Generation and Return • COVID-19 Update Michael Schrum • Resilient, Diversified Fee Revenue Model • Financials Group Chief Financial Officer • Efficient, Conservative Balance Sheet • Q&A Ten International Locations Awards 3

Third Quarter 2020 Highlights • Net income of $30.5 million, or $0.61 per share (In US$ millions) vs. Q2 2020 vs. Q3 2019 • Core Net Income** of $36.5 million, or $0.73 per share Q3 2020 $ % $ % • Return on average common equity of 12.3%; core return on average Net Interest Income $ 75.3 $ (3.8) $ (11.0) tangible common equity** of 16.2% Non-Interest Income 46.9 5.2 0.2 • Net Interest Margin of 2.30%, cost of deposits of 0.14% Prov. for Credit Losses (1.4) 3.0 (0.9) • Cash dividend of $0.44 per common share and active share Non-Interest Expenses* (91.8) (9.0) (1.2) repurchases Other Gains (Losses) 1.5 0.8 1.0 • Completed Channel Islands banking integration Net Income $ 30.5 $ (3.8) (11.2) % $ (11.9) (28.0) % • New risk management and banking Executive Management and Non-Core Items** 5.9 (5.9) (0.5) Board additions Core Net Income** $ 36.5 $ 2.1 6.1% $ (12.4) (25.3) % Core Return on Average Tangible Common Equity** Core Net Income** (In US$ millions) $48.8 22.5% 21.1% $46.2 18.6% $40.8 16.2% $36.5 15.5% $34.4 Q3 Q4 Q1 Q2 Q3 Q3 Q4 Q1 Q2 Q3 2019 2020 2019 2020 * Includes income taxes 4 ** See the Appendix for a reconciliation of the non-GAAP measure

COVID-19 Update*

Market Segment Update**

	Bermuda	Cayman	Channel Islands
Active COVID-19 Cases	4	12	55
Total COVID-19 Cases	185	225	745
Deaths	9	1	48
Status	Open	Partially Open	Open

Commentary on Segments:

- Bermuda, Cayman, Guernsey & Jersey are open for business and reporting a low number of infections
- Significant testing, contact tracing and mask wearing compliance across jurisdictions
- Commercial airlines servicing islands but with reduced capacity
- Visitors are welcome but tourist numbers are down more than 50% versus pre-COVID-19 period

Customer*** Mortgage Assistance Program

	Final Deferral Participation Rate
April - June (Opt-out)	75%
July - September (Opt-in)	34%

- Bermuda & Cayman principal and interest payment deferral participation rates were 34% at the conclusion of the program on September 30, 2020

Active Calling Program for Bermuda Mortgage Deferrals

	Customer Outreach**
Borrowers contacted	464 Customers (20% of total) - All recent vintages with higher LTV profile
Initial Response	**% of borrowers**
Able to make payment	92%
Request for further concession	6%
Not able to make any payment	2%

- Initial responses suggest high borrower capacity to resume normal payments
- Next phase will include individual discussions with borrowers experiencing difficulties

* Please see the Appendix for commentary on factors influencing COVID-19 implications
** Data as of October 15, 2020
*** For qualifying customers who were current at March 31, 2020

5

Financials

Income Statement Net Interest Income Net Interest Margin & Yields Net Interest Income before Provision for Credit Losses - Trend (In US$ millions) (In US$ millions) Q3 2020 vs. Q2 2020 $86.3 Avg. Balance Yield Avg. Balance Yield $79.1 Cash, S/T Inv. & Repos $ 3,543.6 0.11% $ 185.2 (0.02) % $75.3 Investments 4,389.6 2.26% (37.0) (0.26) % Loans (net) 5,047.0 4.43% 49.7 (0.10) % Interest Earning Assets 12,980.2 2.52% 197.9 (0.16) % Interest Bearing Liabilities 9,767.6 (0.29) % (49.3) (0.04) % Q3 Q4 Q1 Q2 Q3 Net Interest Margin 2.30% (0.18) % 2019 2020 • Net interest margin (“NIM”) decreased by 18 bps from the previous quarter due to lower global interest rates and a full quarter of interest expense recognized following the Bank’s June 2020 subordinated debt issuance • Elevated and accelerated prepayments resulted in reinvestment at a lower yield • Loan yields of 4.43% down 10 bps in the third quarter of 2020 due to lower yields on floating rate loans 7

Income Statement Non-Interest Income Non-Interest Income Trend (In US$ millions) (In US$ millions) Q3 2020 vs. Q2 2020 $46.6 $46.9 Asset management $ 6.8 $ (0.6) $41.7 Banking 13.4 4.2 FX Revenue 9.0 0.9 Trust 12.9 0.6 Custody and Other 3.6 0.3 Other 1.2 (0.2) Q3 Q4 Q1 Q2 Q3 2019 2020 Total Non-Interest Income $ 46.9 $ 5.2 • Non-interest income up $5.2 million or 12.5% compared to the prior quarter • Transaction volume and fee generation recovered in the third quarter of 2020 compared to the previous quarter, which was negatively impacted by COVID-19 “shelter-in-place” requirements • Non-recurring loan commitment fee of $1.5 million also benefited current quarter banking fees • Fee income ratio of 38.8% in the third quarter of 2020 demonstrates a stable, capital efficient and diversified revenue stream 8

BUTTERFIELD

Income Statement

Non-Interest Expenses

Core Non-Interest Expenses* (In US$ millions)		Q3 2020	vs. Q2 2020 $		vs. Q2 2020 %
Salaries & Benefits**	$	42.2	$	0.7	1.7 %
Technology & Comm.		16.3		0.1	0.5 %
Property		7.5		0.4	5.1 %
Professional & O/S Services		5.2		0.2	4.3 %
Indirect Taxes		5.8		0.8	16.9 %
Intangible Amortization		1.5		—	2.6 %
Marketing		0.6		(0.1)	(7.5)%
Other		5.5		0.5	9.4 %
Total Core Non-Interest Expenses*	$	84.6	$	2.7	3.3 %
Non-Core Expenses*		6.7		6.6	> 100 %
Non-Interest Expenses	$	91.3	$	9.3	11.3 %

Core Non-Interest Expense Trend*

(In US$ millions)


$84.0
$81.9
$84.6
62.1%
66.7%
68.0%
Q3
Q4
Q1
Q2
Q3
2019
2020
Core Efficiency Ratio*
Core Non-Interest Expenses*

- Core non-interest expenses* up 3.3% or $2.7 million in the third quarter of 2020 compared to the prior quarter due to the resumption of domestic activity and within the range previously communicated
- Efficiency programs resulted in non-core exit costs and managed role reductions over the next six months of ~100 positions (7.4% of total staff complement) and are expected to lower expenses in 2021 and beyond
- Core cost / income ratio* of 68.0% was higher than 66.7% in the prior quarter and within expectations of a mid-60's efficiency ratio during this period of ultra-low interest rates

* See the Appendix for a reconciliation of the non-GAAP measure

** Includes Non-Service Employee Benefits Expense

9

Capital Requirements and Return Regulatory Capital (Basel III) - Total Capital Ratio*** Leverage Capital 9.6% 20.8% 1.2% 8.0% 1.3% 16.3% 8.4% 13.9% 6.7% Butterfield - Current US Peer Median * Butterfield Current BMA 2020 Required US Peer Median * TCE/TA TCE/TA Ex Cash • Strong capital levels remain well above regulatory requirements 63.8% • TCE/TA ratio of 6.7% conservatively exceeds targeted range of 6.0% to 6.5% Dividend Payout Ratio** 52.9% • TBVPS of $18.15 increased 1.2% in the third quarter 46.4% • Board declared a quarterly dividend of $0.44 per common share 42.8% • Active share repurchase program subject to market conditions • Capital management priorities on dividend sustainability, share repurchases and capacity for strategic M&A, subject to market conditions 2017 2018 2019 2020 YTD * Includes US banks identified by management as a peer group. Please see the Appendix for a list *** In accordance with regulatory capital guidance, the Bank has elected to make use of transitional of these banks 10 arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its ** 2020 is based on year-to-date dividend and earnings per share regulatory capital over a period of 5 years. Please see Appendix for further discussion and assumptions

Balance Sheet Total Assets (In US$ millions) Q3 2020 Q4 2019 (In US$ billions) $14.2 Cash & Equivalents $ 2,161 $ 2,550 $13.2 $13.5 Reverse Repos & S/T Investments 1,134 1,361 Investments 4,725 4,436 Loans (net) 5,035 5,143 Other Assets 406 432 Total Assets $ 13,461 $ 13,922 $4.7 $4.4 $4.7 Int. Bearing Deposits $ 9,281 $ 10,203 $4.7 $5.0 $5.0 Non-Int. Bearing Deposits 2,610 2,238 Other Liabilities 581 516 Shareholders’ Equity 989 964 Q3 Q4 Q1 Q2 Q3 Total Liab. & Equity $ 13,461 $ 13,922 2019 2020 Total assets Investments Loans Total Deposits • Deposit balances stable and increased modestly to $11.9 billion (In US$ billions) $12.7 from $11.6 billion in the prior quarter $11.9 $11.6 • Butterfield’s balance sheet remains conservative with low risk density (risk weighted assets/total assets was 36.7%) Q3 Q4 Q1 Q2 Q3 2019 2020 11

Asset Quality Non-Accrual Loans Investment Portfolio (In US$ millions) $73.3 $74.8 Loan Distribution Rating Distribution AA 0.3% A 0.5% $51.9 Consumer Res Mtg 4.4% BBB 0.1% 64.9% Comm’l R/E 14.8% Other Comm’l 10.5% Gov’t AAA 99.1% 5.4% $5.0 billion $4.7 billion Q3 Q4 Q1 Q2 Q3 2019 2020 0.10% Net Charge-Off Ratio • Investment portfolio continues to be very high quality with 99% AAA rated securities, primarily US Government 0.08% guaranteed securities • Manually underwritten mortgage book is comprised of 65% full recourse residential loans in Bermuda, Cayman and the 0.05% UK • Non-accrual loans remained flat at 1.5% of gross loans 0.02% 0.03% versus the prior quarter 0.01% 0.01% 0.00% Q3 Q4 Q1 Q2 Q3 2019 2020 12

Interest Rate Sensitivity

Average Balance - Balance Sheet

	Average Balances (US$Mil) Q3 2020	vs. Q2 2020	Duration	vs. Q2 2020	Weighted Average Life
Cash & Reverse Repos & S/T Invest.	3,543.6	185.2	< 0.2	N/A	N/A
AFS	2,273.3	(67.6)	2.5	(0.1)	4.2
HTM**	2,114.5	30.2	2.7	(0.4)	4.0
Total	7,931.4	147.8			

Interest Rate Sensitivity



11.4%
(3.1)%
9.3%
6.4%
19.0%
9.9%
-100bps
+100bps
+200bps
NTB
US Peer Median *

- Consistent with the prior quarter, NII models increase in a down 100 bps rate environment with the assumption of negative rates to be charged on deposits (as is currently the case with Euros), while fixed rate assets would continue to generate revenues
- A repositioning of a floating rate portion of the investment portfolio as well as the deployment of excess USD cash (from the Channel Islands acquisition in July 2019) during the quarter resulted in a higher weighted average life in the AFS portfolio
- The Bank now has $183 million in unrealized gains in AFS and HTM, which will continue to moderate lower reinvestment yield impact in a continued low rate environment

* Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q2 2020 comparative data is used as Q3 2020 peer information was not widely available at time of publication.

** The HTM portfolio is comprised of securities with negative convexity which typically exhibit higher prepayment speeds when assuming lower future rates.

13

Appendix

Appendix Current Expected Credit Losses (CECL) ACL / Total Loans ACL by Loan Type 0.51% 0.79% 0.81% (In US$ millions) Q3 2020 Q2 2020 Q1 2020 $40.2 $41.0 Loans Commercial $ 16.3 $ 14.9 $ 15.5 $23.9 Commercial Real Estate 2.3 2.2 2.6 Consumer 5.2 5.5 4.6 Residential Mortgage 17.2 17.6 13.5 Total $ 41.0 $ 40.2 $ 36.2 Q3 Q4 Q1 Q2 Q3 2019 2020 ACL ACL / Total Loans CECL Highlights CECL Assumptions • The adoption of CECL is driving reserve build through lifetime losses, • CECL adoption impact: past and current conditions as well as a reasonable and supportable ◦ The adoption of CECL resulted in a ‘Day 1’ increase of forecast $7.8 million • The Bank employs a PD/LGD approach in calculating its expected ◦ Q2 2020 and Q3 2020 reserve build of $4.4 million and losses $1.4 million, respectively ◦ Historical PDs are adjusted using forecasted macro-economic ◦ Consumer and commercial lending are the primary variables such as GDP growth and unemployment rates to reflect contributors to the reserve build the forward-looking lifetime view ◦ The Bank uses both internal data as well as external data sources to derive assumptions used within the expected credit loss 15 calculations

Appendix Customer Deposits Average Deposit Volume and Cost of Deposits Deposit Composition By Currency (In US$ millions) 3,500 6.0% 14.0% 7.7% 20.7% 20.3% 19.0% 3,000 67.0% 71.6% 73.7% 2,500 1.48% 2,000 Q3 Q4 Q1 Q2 Q3 2019 2020 USD / USD Pegged GBP Other De sposits 0.97% 1,500 0.54% 0.78% By Type 0.14% 0.14% 1,000 23.9% 19.4% 19.8% 500 58.2% 59.8% 61.9% 22.0% 0 16.3% 18.7% Q3 Q4 Q1 Q2 Q3 Q3 Q4 Q1 Q2 Q3 2019 2020 2019 2020 Bermuda Demand Deposits Bermuda Term Deposits Cayman Demand Deposits Cayman Term Deposits Non-interest bearing demand deposits Interest bearing demand deposits Channel Islands Demand Deposits Channel Islands Term Deposits Term deposits Term deposit cost Overall cost of deposits 16

Appendix Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billion) $2.3 $2.5 $2.7 $3.2 $3.3 $1.1 $1.1 $1.2 $1.7 $1.6 25% 32% 37% 47% 45% 48% 48% 48% 57% 52% 23% 22% 21% 9% 14% 3% 22% 18% 52% 18% 18% 10% 2% 46% 2% 2% 4% 42% 42% 34% 34% 31% 33% 32% 31% 2016 2017 2018 2019 Q3 2020 2016 2017 2018 2019 Q3 2020 Commercial and Industrial Bermuda Cayman UK and Channel Islands Commercial Overdrafts Government Commercial Real Estate • Stable loan book balance and composition with 65% in well seasoned Direct Hotel and Restaurant Lending Exposure Limited residential mortgage books $ millions % • Loans are individually underwritten in all markets Hotel Operators $ 185.3 11.9% • Minimal wholesale or cross border lending outside of current Hotel Construction 30.9 2.0 % jurisdictions Restaurants 6.5 0.4 % Other Commercial and CRE Loans 1,340.8 85.7 % Total Commercial and CRE Loans $ 1,563.5 100.0% 17

BUTTERFIELD

Appendix

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)	2020			2019				2018	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Assets									
Cash & Equivalents	$ 2,161	$ 2,228	$ 1,978	$ 2,550	$ 3,605	$ 2,011	$ 2,601	$ 2,054	$ 1,259
Reverse Repos & S/T Investments	1,133	1,136	1,240	1,361	855	330	288	80	148
Investments	4,725	4,354	4,538	4,436	4,662	4,524	4,393	4,255	4,576
Loans, Net	5,035	5,018	5,001	5,143	4,673	4,000	3,986	4,044	4,092
Other Assets	406	415	441	432	420	364	374	340	355
Total Assets	13,461	13,151	13,197	$ 13,922	$ 14,216	$ 11,229	$ 11,643	$ 10,773	$ 10,430
Liabilities and Equity									
Total Deposits	$ 11,891	$ 11,616	$ 11,753	$ 12,442	$ 12,663	$ 9,852	$ 10,294	$ 9,452	$ 9,066
Long-Term Debt	196	241	144	144	143	143	143	143	143
Other Liabilities	384	303	320	373	446	305	310	295	349
Total Liabilities	$ 12,472	$ 12,160	$ 12,217	$ 12,958	$ 13,252	$ 10,300	$ 10,747	$ 9,891	$ 9,558
Common Equity	$ 989	$ 990	$ 981	$ 964	$ 965	$ 929	$ 896	$ 882	$ 872
Total Equity	$ 989	$ 990	$ 981	$ 964	$ 965	$ 929	$ 896	$ 882	$ 872
Total Liabilities and Equity	$ 13,461	$ 13,151	$ 13,197	$ 13,922	$ 14,216	$ 11,229	$ 11,643	$ 10,773	$ 10,430
Key Metrics									
TCE / TA	6.7 %	6.9 %	6.8 %	6.3 %	6.2 %	7.7 %	7.1 %	7.5 %	7.7 %
CET 1 Ratio	16.6 %	17.0 %	17.5 %	17.3 %	17.4 %	20.1 %	19.3 %	19.6 %	20.2 %
Total Tier 1 Capital Ratio	16.6 %	17.0 %	17.5 %	17.3 %	17.4 %	20.1 %	19.3 %	19.6 %	20.2 %
Total Capital Ratio	20.8 %	21.2 %	19.8 %	19.4 %	19.6 %	22.7 %	22.0 %	22.4 %	23.3 %
Book value per common share	19.98	19.73	19.09	18.40	18.14	17.53	16.81	16.31	15.75

18

BUTTERFIELD

Appendix

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	Q3 2020			Q2 2020			Q3 2019		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash due from banks, reverse repurchase agreements and short-term investments	$ 3,543.6	$ 1.0	0.11 %	$ 3,358.4	$ 1.1	0.13 %	$ 4,434.4	$ 12.5	1.12 %
Investment in securities	4,389.6	25.0	2.26 %	4,426.6	27.8	2.52 %	4,616.8	32.9	2.82 %
Equity securities at fair value	*1.8*			*1.4*			*1.5*		
AFS	*2,273.3*	*11.2*	*1.95 %*	*2,340.9*	*12.8*	*2.19 %*	*2,299.7*	*15.4*	*2.66 %*
HTM	*2,114.5*	*13.8*	*2.59 %*	*2,084.4*	*15.1*	*2.90 %*	*2,315.6*	*17.4*	*2.99 %*
Loans	5,047.0	56.4	4.43 %	4,997.4	56.4	4.53 %	4,529.4	59.6	5.22 %
Commercial	*1,684.5*	*20.2*	*4.76 %*	*1,693.3*	*21.5*	*5.09 %*	*1,548.8*	*20.5*	5.26 %
Consumer	*3,362.6*	*36.2*	*4.27 %*	*3,304.1*	*34.9*	*4.24 %*	*2,980.7*	*39.1*	5.20 %
Total interest earning assets	12,980.2	82.4	2.52 %	12,782.3	85.3	2.68 %	13,580.6	105.0	3.07 %
Other assets	392.3			401.3			396.0		
Total assets	$ 13,372.5			$ 13,183.7			$ 13,976.6		
Liabilities									
Interest bearing deposits	$ 9,571.2	$ (4.3)	(0.18)%	$ 9,651.1	$ (4.1)	(0.17)%	$ 10,199.7	$ (16.7)	(0.65)%
Customer demand deposits	*7,012.4*	*0.6*	*0.04 %*	*7,043.3*	*2.1*	*0.12 %*	*7,091.8*	*(5.0)*	*(0.28)%*
Customer term deposits	*2,523.8*	*(4.9)*	*(0.78)%*	*2,563.9*	*(6.2)*	*(0.97)%*	*3,080.6*	*(11.5)*	*(1.48)%*
Deposits from banks	*35.0*	—	*(0.21)%*	*43.9*	*(0.1)*	*(0.79)%*	*27.3*	*(0.3)*	*(3.87)%*
Long-term debt	196.4	(2.7)	(5.53)%	165.8	(2.1)	(5.00)%	143.4	(2.0)	(5.42)%
Interest bearing liabilities	9,767.6	(7.0)	(0.29)%	9,816.9	(6.2)	(0.25)%	10,343.1	(18.7)	(0.72)%
Non-interest bearing customer deposits	2,348.0			2,166.8			2,134.0		
Other liabilities	255.2			274.2			311.7		
Total liabilities	$ 12,370.8			$ 12,257.9			$ 12,788.9		
Shareholders' equity	1,001.6			925.7			1,187.7		
Total liabilities and shareholders' equity	$ 13,372.5			$ 13,183.7			$ 13,976.6		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,212.6			$ 2,965.4			$ 3,237.5		
Net interest margin		$ 75.3	2.30 %		$ 79.1	2.48 %		$ 86.3	2.52 %

19

Appendix

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2020			2019				2018	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Interest Income	$ 75.3	$ 79.1	$ 87.6	$ 86.2	$ 86.3	$ 85.2	$ 88.0	$ 87.4	$ 88.3
Non-Interest Income	46.9	41.7	47.6	49.7	46.6	44.2	43.4	45.7	41.3
Prov. for Credit Recovery (Losses)	(1.4)	(4.4)	(5.2)	(0.4)	(0.4)	0.9	—	1.7	2.8
Non-Interest Expenses*	91.8	82.8	89.1	92.0	90.6	91.9	81.0	83.7	82.6
Other Gains (Losses)	1.5	0.7	(0.6)	0.3	0.5	0.2	1.8	(0.3)	0.7
Net Income	$ 30.5	$ 34.3	$ 40.3	$ 43.9	$ 42.4	$ 38.6	$ 52.1	$ 50.9	$ 50.4
Non-Core Items**	$ 5.9	$ 0.1	$ 0.5	$ 2.3	$ 6.4	$ 12.5	$ (0.4)	$ 0.2	$ (1.2)
Core Net Income**	$ 36.5	$ 34.4	$ 40.8	$ 46.2	$ 48.8	$ 51.1	$ 51.7	$ 51.1	$ 49.1

Key Metrics	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Loan Yield	4.43 %	4.53 %	4.80 %	4.95 %	5.22 %	5.67 %	5.67 %	5.56 %	5.54 %
Securities Yield	2.26	2.52	2.78	2.77	2.82	2.92	3.07	2.87	2.78
Cost of Deposits	0.14	0.14	0.42	0.50	0.54	0.42	0.38	0.27	0.20
Net Interest Margin	2.30	2.48	2.63	2.59	2.52	3.18	3.31	3.38	3.37
Core Efficiency Ratio**	68.0	66.7	63.8	66.3	62.1	60.3	60.1	61.5	63.2
Core ROATCE**	16.2	15.5	18.6	21.1	22.5	24.6	25.6	25.8	24.9
Fee Income Ratio	38.8	35.8	36.6	36.7	35.2	33.9	33.0	33.9	31.2
Fully Diluted Share Count (in millions of common shares)	50.0	51.0	52.4	53.3	53.6	53.5	54.2	55.4	56.0

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 23-24

20

BUTTERFIELD

Appendix

Non-Interest Income & Expense Trends

(in millions of US Dollars, unless otherwise indicated)	2020			2019				2018	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Non-Interest Income									
Asset Management	$ 6.8	$ 7.4	$ 7.8	$ 7.8	$ 7.4	$ 6.9	$ 6.7	$ 6.5	$ 6.5
Banking	13.4	9.1	11.2	14.0	12.1	12.1	11.2	12.8	10.6
FX Revenue	9.0	8.1	10.8	9.8	10.0	8.4	8.8	8.6	7.8
Trust	12.9	12.3	12.2	13.0	12.7	13.0	12.6	13.8	13.1
Custody & Other Admin.	3.6	3.3	3.6	3.5	3.6	3.1	2.7	2.4	2.2
Other	1.2	1.5	2.0	1.7	0.8	0.9	1.4	1.6	1.0
Total Non-Interest Income	$ 46.9	$ 41.7	$ 47.6	$ 49.7	$ 46.6	$ 44.2	$ 43.4	$ 45.7	$ 41.3
Non-Interest Expense									
Salaries & Benefits*	$ 48.8	$ 41.5	$ 44.6	$ 48.8	$ 45.6	$ 52.1	$ 42.8	$ 43.7	$ 43.8
Technology & Comm.	16.3	16.3	16.4	16.5	16.3	15.2	14.6	14.9	15.6
Professional & O/S Services	5.2	5.0	5.8	6.7	9.5	6.2	5.6	6.1	5.1
Property	7.5	7.2	7.3	7.0	6.1	5.7	5.4	6.1	5.3
Indirect Taxes	5.8	4.9	5.5	5.3	5.3	5.3	5.2	4.7	4.8
Marketing	0.6	0.7	1.6	3.1	1.6	1.7	1.7	2.3	1.5
Intangible Amortization	1.5	1.4	1.4	1.5	1.5	1.2	1.3	1.3	1.4
Other	5.5	5.0	5.5	5.0	4.6	4.3	4.3	4.3	4.9
Total Non-Interest Expense	$ 91.3	$ 82.0	$ 88.1	$ 93.9	$ 90.4	$ 91.7	$ 80.9	$ 83.5	$ 82.2
Income Taxes	0.5	0.8	1.0	(1.9)	0.2	0.2	0.1	0.2	0.4
Total Expense incld. Taxes	$ 91.8	$ 82.8	$ 89.1	$ 92.0	$ 90.6	$ 91.9	$ 81.0	$ 83.7	$ 82.6

*Includes non-service employee benefits

21

Appendix Core Non-Interest Expense* Trends (in millions of US Dollars, unless otherwise indicated) 2020 2019 2018 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Salaries & Benefits** $ 42.2 $ 41.4 $ 44.1 $ 46.6 $ 42.8 $ 41.1 $ 42.8 $ 43.7 $ 43.8 Technology & Comm. 16.3 16.3 16.4 16.5 16.3 15.2 14.6 14.8 15.4 Professional & O/S Services 5.2 5.0 5.8 6.5 5.9 5.0 5.0 6.0 6.3 Property 7.5 7.2 7.3 7.0 6.1 5.7 5.4 6.1 5.3 Indirect Taxes 5.8 4.9 5.5 5.3 5.3 5.0 5.2 4.7 4.8 Marketing 0.6 0.7 1.6 3.1 1.6 1.7 1.7 2.3 1.5 Intangible Amortization 1.5 1.4 1.4 1.5 1.5 1.2 1.3 1.3 1.4 Other 5.5 5.0 5.5 5.1 4.6 4.3 4.3 4.3 4.8 Total Core Non-Interest Expense $ 84.6 $ 81.9 $ 87.6 $ 91.6 $ 84.0 $ 79.2 $ 80.3 $ 83.1 $ 83.3 Income Taxes 0.5 0.8 1.0 (1.9) 0.2 0.2 0.1 0.2 0.4 Total Core Expense incld. Taxes $ 85.1 $ 82.7 $ 88.6 $ 89.7 $ 84.2 $ 79.4 $ 80.5 $ 83.2 $ 83.7 * See the reconciliation of non-GAAP measures on pages 23-24 ** Includes non-service employee benefits 22

BUTTERFIELD

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)

		2020			2019	
		Q3	Q2	Q1	Q4	Q3
Net income	A	$ 30.5	$ 34.3	$ 40.3	$ 43.9	$ 42.4
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Distribution from equity method investment		(0.7)	—	—	—	—
Total non-core (gains) losses	B	$ (0.7)	$ —	$ —	$ —	$ —
Non-core expenses						
Early retirement program, voluntary separation, redundancies and other non-core compensation costs		6.7	0.1	0.4	2.2	2.8
Business acquisition costs		—	—	0.1	0.1	3.6
Total non-core expenses	C	$ 6.7	$ 0.1	$ 0.5	$ 2.3	$ 6.4
Total non-core (gains), losses and expenses	D=B+C	5.9	0.1	0.5	2.3	6.4
Core net income to common shareholders	E=A+D	$ 36.5	$ 34.4	$ 40.8	$ 46.2	$ 48.8
Average shareholders' equity		984.6	985.0	973.3	964.8	948.4
Average common equity	F	984.6	985.0	973.3	964.8	948.4
Less: average goodwill and intangible assets		(91.6)	(90.5)	(94.2)	(95.3)	(87.1)
Average tangible common equity	G	893.0	894.5	879.1	869.5	861.3
Return on equity	A/F	12.3 %	14.0 %	16.6 %	18.0 %	17.8 %
Core return on average tangible common equity	E/G	16.2 %	15.5 %	18.6 %	21.1 %	22.5 %
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	50.0	51.0	52.4	53.3	53.6
Earnings per common share fully diluted	A/H	0.61	0.67	0.77	0.82	0.79
Non-core items per share	D/H	0.12	—	0.01	0.05	0.12
Core earnings per common share fully diluted	E/H	0.73	0.67	0.78	0.87	0.91
Core return on average tangible assets						
Total average assets	I	$ 13,381.9	$ 13,202.8	$ 13,761.4	$ 13,814.7	$ 13,519.2
Less: average goodwill and intangible assets		(91.6)	(90.5)	(94.2)	(95.3)	(87.1)
Average tangible assets	J	$ 13,290.3	$ 13,112.3	$ 13,667.2	$ 13,719.4	$ 13,432.1
Return on average assets	A/I	0.9 %	1.0 %	1.2 %	1.3 %	1.2 %
Core return on average tangible assets	E/J	1.1 %	1.1 %	1.2 %	1.3 %	1.4 %

23

BUTTERFIELD

Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)

		2020 Q3	2020 Q2	2020 Q1	2019 Q4	2019 Q3
Tangible equity to tangible assets						
Shareholders' equity	K	$ 988.9	$ 990.3	$ 980.5	$ 963.7	$ 964.6
Less: goodwill and intangible assets		(90.7)	(89.7)	(91.2)	(96.5)	(93.4)
Tangible common equity	L	898.2	900.7	889.3	867.2	871.2
Total assets	M	13,460.7	13,150.7	13,197.4	13,921.6	14,216.3
Less: goodwill and intangible assets		(90.7)	(89.7)	(91.2)	(96.5)	(93.4)
Tangible assets	N	$ 13,370.1	$ 13,061.0	$ 13,106.2	$ 13,825.1	$ 14,122.9
Tangible common equity to tangible assets	L/N	6.7 %	6.9 %	6.8 %	6.3 %	6.2 %
Tangible book value per share						
Basic participating shares outstanding (in millions)	O	49.5	50.2	51.4	52.4	53.2
Tangible book value per common share	L/O	18.15	17.94	17.31	16.55	16.38
Efficiency ratio						
Non-interest expenses		$ 91.3	$ 82.0	$ 88.1	$ 93.9	$ 90.4
Less: Amortization of intangibles		(1.5)	(1.4)	(1.4)	(1.5)	(1.5)
Non-interest expenses before amortization of intangibles	P	89.8	80.6	86.7	92.4	88.9
Non-interest income		46.9	41.7	47.6	49.7	46.6
Net interest income before provision for credit losses		75.3	79.1	87.6	86.2	86.3
Net revenue before provision for credit losses and other gains/losses	Q	$ 122.2	$ 120.8	$ 135.2	$ 136.0	$ 133.0
Efficiency ratio	P/Q	73.5 %	66.7 %	64.1 %	68.0 %	66.9 %
Core efficiency ratio						
Non-interest expenses		$ 91.3	$ 82.0	$ 88.1	$ 93.9	$ 90.4
Less: non-core expenses	(C)	(6.7)	(0.1)	(0.5)	(2.3)	(6.4)
Less: amortization of intangibles		(1.5)	(1.4)	(1.4)	(1.5)	(1.5)
Core non-interest expenses before amortization of intangibles	R	83.1	80.5	86.2	90.1	82.5
Net revenue before provision for credit losses and other gains/losses	Q	122.2	120.8	135.2	136.0	133.0
Core efficiency ratio	R/Q	68.0 %	66.7 %	63.8 %	66.3 %	62.1 %

24

Appendix Commentary on Factors Influencing COVID-19 Implications The short- and medium/long-term implications of the pandemic on our business, financial condition, liquidity and results of operations will depend on factors such as, but not limited to, the following: • The duration and scope of the pandemic and related economic fallout • The pace and magnitude of the economic recovery in the jurisdictions in which we operate • The continuation of a low interest rate environment, or further reductions in interest rates, over the medium or long term, which would adversely impact our net interest income and net interest margin, as well as increase our reliance on fee businesses • A decrease in tourism in Bermuda and Cayman, with the timing of any recovery being uncertain, which would adversely affect our revenues, including fee income, as well as increase our credit exposure • Increased unemployment and decreased business in the jurisdictions in which we operate • An increase in defaults on our residential mortgage loans • Ratings downgrades, credit deterioration and defaults in many industries, including the hotel/restaurants/hospitality sector, financial services and commercial real estate • A decrease in the rates and yields on US Government guaranteed securities and increased pre-payments in mortgage backed securities we hold, which may lead to a decrease in the quality of our investment portfolio • Significant draws in credit lines, as customers and clients seek to increase liquidity • Volatility of market conditions and increased demands on capital and liquidity, leading the Bank to cease repurchases of its common shares • A reduction in the value of the assets under administration for the trust and custody businesses, which may affect related fee income and/or demand for these services • Heightened cybersecurity, information security and operational risks as a result of remote working arrangements implemented for staff or otherwise • Actions that have been, or may be taken in the future, by governmental authorities in response to the pandemic, such as a suspension of mortgage and other loan payments and foreclosures • Heightened risk of litigation and governmental and regulatory scrutiny as a result of the effects of COVID-19 on market and economic conditions and actions governmental authorities take in response to those conditions • An increase in our provision for credit losses under CECL due to changes in the macroeconomic environment, including as a result of COVID-19 25

Appendix Peer Group Our peer group includes the following banks, noted by their ticker symbols: • First Republic Bank (FRC) • First Hawaiian, Inc. (FHB) • SVB Financial Group (SIVB) • Bank of Hawaii Corporation (BOH) • East West Bancorp, Inc. (EWBC) • Trustmark Corporation (TRMK) • Cullen/Frost Bankers, Inc. (CFR) • International Bancshares Corporation (IBOC) • Associated Banc-Corp (ASB) • Community Bank System, Inc. (CBU) • Wintrust Financial Corporation (WTFC) • Boston Private Financial Holdings, Inc. (BPFH) • Commerce Bancshares, Inc. (CBSH) • First Financial Bankshares, Inc. (FFIN) • UMB Financial Corporation (UMBF) • Westamerica Bancorporation (WABC) 26